Exhibit 99.14

CONSENT OF MOHAMMAD ALI HOOSHIAR FARD

The undersigned hereby consents to the use of the undersigned’s name and information derived from the Technical Report titled “Eskay Creek Project NI 43-101 Technical Report and Feasibility Study Report British Columbia, Canada” with an effective date of September 6, 2022 and an amended and restated report date of September 19, 2022, which is included in, or incorporated by reference into, the Annual Report on Form 40-F, being filed with the United States Securities and Exchange Commission and any amendments and exhibits thereto, of Skeena Resources Limited for the year ended December 31, 2022.

/s/ Mohammad Ali Hooshiar Fard, P.Eng.
Name: Mohammad Ali Hooshiar Fard, P.Eng. Title: Geotechnical Engineer Ausenco Engineering Canada Inc.
Date: March 22, 2023